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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING Dec 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Barc Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8383 Greenway Blvd Suite 600

(No. and Street)

(City) (State) 53562 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rimantas Buinevicius 608-826-7401

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company. PA

(Name – *if individual, state last, first, middle name*)

100 E Sybelia Avenue	Maitland	Florida	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Rimantas Buinevicius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Barc Investment Group, Inc., as of December 31, 2017, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

NOTARY PUBLIC STATE OF FLORIDA
Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Signature

Known personally to me

Executive Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M BARC INVESTMENT GROUP INC

December 31, 2017

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6-9
Supplementary Information	
Schedule I-Computation of Net Capital	10

Ohab and Company, P.A.

100 E. Sybelia Ave., Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of M Barc Investment Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M Barc Investment Group, Inc. as of December 31, 2017, the related statements of operations, statement of comprehensive income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of M Barc Investment Group, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of M Barc Investment Group, Inc.'s management. Our responsibility is to express an opinion on M Barc Investment Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to M Barc Investment Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of M Barc Investment Group, Inc.'s financial statements. The supplemental information is the responsibility of M Barc Investment Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as M Barc Investment Group Inc.'s auditor since 2014.

Maitland, Florida

March 21, 2018

M BARC INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	11,815
Prepaid expenses		5,200
Property and equipment, net		374
Total assets	$	17,389

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	750
Total liabilities		750
Stockholder's equity		
Common Stock		
2,000 shares authorized, NO PAR VALUE		-
1.,500 shares issued and outstanding		1,500
Additional Paid in Capital		45,004
Retained Earnings (Deficit)		(29,865)
Total Stockholders Equity		16,639
Total liabilities and stockholders' equity	$	17,389

See accompanying notes to financial statements

M BARC INVESTMENT GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:	
Consulting Fee Income	$ 96,062
Total revenue	96,062
Expenses:	
Officers Commission	3,700
Registered Representative Commission	45,000
Rent	7,852
Communication/Email Expense	1,066
Professional fees	9,000
Registration & Regulatory fees	8,565
Travel & Entertainment	3,698
Depreciation	642
Office Expense	415
Other Operating Expenses	8,048
Total Costs and Expenses	87,986
Net Income	$ 8,076

See accompanying notes to financial statements

M Barc Investment Group, Inc.
Statement of Changes In Stockholders' Equity
For The Year Ended December 31, 2017

	Common Stock	Additional Paid-In Capital	**Retained** Earnings (Deficit)	**Total** Stockholders' Equity
Balance, January 1, 2017	$ 1,500	$ 37,794	$ (25,431)	$ 13,863
Stockholders' distributions, net	0		(12,510)	(12,510)
Increase in Additional Paid in Capital		7,210		7,210
Net Income	0		8,076	8,076
Balance, December 31, 2017	$ 1,500	$ 45,004	$ (29,865)	$ 16,639

See accompanying notes to financial statements

M BARC INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:	
Net Income (Loss)	$ 8,076
Adjustments to reconcile net income (loss) to net cash provided by operating activites:	
Changes in assets and liabilities:	
Depreciation Expense	642
(Increase) decrease in:	
Prepaid expenses	450
Increase (decrease) in:	
Accounts payable and accrued expenses	750
Net cash provided by operating activities	9,918
Cash flows from financing activities:	
Increase in add'l paid in capital	7,210
Distributions	(12,510)
Net cash used by financing activities	(5,300)
Net increase in cash	4,618
Cash, beginning of year	7,197
Cash, end of year	$ 11,815

See accompanying notes to financial statements

M BARC INVESTMENT GROUP, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

M Barc Investment Group, Inc. was incorporated in the State of Pennsylvania on April 3, 1996. The Company was formed as Sentinel Capital Markets Group, Inc and then changed its name to Wildwood Securities.

The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers consulting services and earns fees from the sale of private placements..

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is December 31.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of M Barc Investment Group, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Revenue and Expense Recognition

Revenue Recognition

The Company earns revenue from investment banking and consulting in accordance with the provision of the respective agreements. Fees for investment banking and consulting are recognized as services are provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

During the Year End December 31, 2017 the concentration of revenue in 2017 was attributable to the Company receiving fees from two engagements totaling 80% as follows:

Customer A	$61,062	64%
customer B	15,000	16%
	$76,062	80%

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and Equipment are recorded at cost. Ordinary repairs and maintenance are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful live of the assets, which range from three to seven years.

Property and equipment are summarized by major classifications as follows:

		2017
Computers	$	1,926
Less: Accumulated Depreciation		(1,552)
Net property and equipment	$	374

Total depreciation was $ 642 for the year December 31, 2017.

Income Taxes

Income Taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred tax balances. Deferred taxes are recognized for differences between book and tax timing of income and expense items. As of December 31, 2017, the Company had no deferred tax assets or liabilities portrayed on the financial statements.

The Company has adopted the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax return to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income and reversal of temporary differences, the Company believes the income tax positions taken for financial statement purposes are appropriate based on current facts and circumstances.

Federal and state income tax returns of the company for the years ended December 31, 2014, 2015, and 2016, are subject to examination by the related taxing authorities, generally for three years after they are filed.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $11,065, which was $6,065 in excess of its required net capital of $5,000. The Company's the ratio of aggregate indebtedness to net capital was .07 to 1.

NOTE 4. INCOME TAXES

As of December 31, 2017, the Company has approximately ($41,549) of net operating loss (NOL) carry-forward for federal and state income tax purposes.
The resulting net prior period losses are available for future years and expire through 2031. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.
Deferred tax assets:

Net operation loss carry-forward	($41,549)
Valuation allowance for net deferred tax assets	($41,549)

NOTE 5. CONCENTRATIONS OF CREDIT RISK AND CUSTOMERS

The Company maintains its cash in bank deposit accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2017, the Company had no uninsured balances.

NOTE 6. LEASE

The Company leased two facilities in 2017. Total Lease payments in 2017 totaled $7,852. The Tampa facility lease ended December 2017, but an automatic renewal extended the lease through January 2018, at the amount of $432 for that month. The Wisconsin facility renewed its lease starting February 1, 2018 as a month to month agreement, in the amount of $311 per month. Either party may terminate this agreement by giving a one month notice to the other.

Future minimum lease payments for 2018 are $1,304.

NOTE 7. COMMITMENTS CONTINGENCIES

M Barc Investment Group does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation. The company is not aware of any threat or other circumstances that my lead to the assertion of a claim at a future date

NOTE 8 – NEW ACCOUNTING PRONOUNCEMENTS

In 2017, the Financial Accounting Standards Board ("FASB") adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2017.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

NOTE 9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 21, 2018, the date that the financial statements were available to be issued.

M BARC INVESTMENT GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Net capital computation:

Total Equity	$ 16,639
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	5,200
Fixed Assets (net)	374
Total non-allowable assets	5,574
Net capital before haircuts on securities positions	11,065
Total haircuts on securities	-
Net capital	11,065
Required minimum capital	5,000
Excess net capital	$ 6,065

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 750
Ratio of aggregate indebtedness to net capital	.07 TO 1

There are no material differences between the preceeding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2017

Ohab and Company, P.A.

100 E. Sybelia Ave., Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of MBarc Investment Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MBarc Investment Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MBarc Investment Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) MBarc Investment Group, Inc. stated that MBarc Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. MBarc Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MBarc Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 21, 2018

M BARC INVESTMENT GROUP, INC..
Formally Westwood Capital
8875 HIDDEN RIVER PARKWAY
SUITE 300
TAMPA, FLORIDA 33637

Assertions Regarding Exemption Provisions

M Barc Investment Group, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (C.F.R.-240.17a-5, Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R.-240.17a-5(d)(1) and (4). To our best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R.-240.15c-3 under the following provisions of 17C.F.R.-240.15c-3 (k)(2)(i) and
(2) The Company met the identified exemption provisions in 17C.F.R.-240.15c-3 (k)(2)(i) throughout the most recent fiscal year without exception

I, Michael Barclay, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X

Rimantas Buinevicius
Executive Vice President

March 19, 2018